Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets and Facebook posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: As the New @TMobile, we’ll create more jobs, we’ll compete for lower prices & we’ll create even more competition! #winwinwin [link to the Washington Examiner article below] … Key info: http://NewTMobile.com

•	Facebook post: As the New @TMobile, we’ll create more jobs, we’ll compete for lower prices & we’ll create even more competition! #winwinwin [link to the Washington Examiner article below]

MIKE SIEVERT (Twitter @SievertMike)

•	Tweet: If you thought @TMobile brought competition to an industry in desperate need before, just wait for what New T-Mobile does! The bar we raised is gonna get a lot higher! So are other bars people have been tripping over ;-) key info: http://newt-mobile.com [link to 9to5Mac article below]

T-Mobile seeks FCC approval for Sprint deal after AT&T’s antitrust win

By Joe Williams, The Washington Examiner, June 19, 2018

A combined T-Mobile and Sprint will lower costs for consumers and accelerate the development of fifth-generation wireless technology, the companies argued in a request this week for the Federal Communications Commission to approve their merger.

The two firms are doubling down on broadband as other Internet providers push into the content industry through acquisitions. A federal judge recently approved a $85 billion deal between AT&T and Time Warner, while Comcast submitted a counter-offer for 21st Century Fox assets that Disney had agreed to buy.

T-Mobile and Sprint say their combination, which is also under review by the Justice Department’s antitrust division, will force competitors like AT&T and Verizon Wireless to lower their prices. They argue the merger will also allow the new company to invest heavily in creating the infrastructure to support faster internet speeds; the companies previously committed to spending $40 billion on 5G networks over the next three years.

“The combination of the two companies will generate enormous cost savings,” including about $43.6 billion from combined operations and staffs, the firms said, and enable them to compete more effectively with larger rivals.

In the filing, Sprint says its share in the mobile wireless service dropped to 13.4 percent in 2016, down from 15.5 percent in 2013.

“The combination of the two companies will generate enormous cost savings,” including about $43.6 billion from combined operations and staffs, the firms said, and enable them to compete more effectively with larger rivals.

In the filing, Sprint says its share in the mobile wireless service dropped to 13.4 percent in 2016, down from 15.5 percent in 2013.

“Sprint’s loss of subscribers has steadily dwindled the base of customers across which it could distribute costs, exacerbating its scale disadvantages compared to larger competitors,” according to the filing.

Sprint said its “historically poor perceived network performance and other challenges” have resulted in customer churn that will make it difficult to “attract and retain customers as a standalone company.” Service revenue at the Overland Park, Kan.-based provider dropped 25 percent in the past five years, and it currently has $32 billion in debt, which Sprint says makes it “the most highly leveraged company in the S&P 500.”

T-Mobile had a 15.4 percent of the mobile wireless market in 2016 and currently serves roughly 72.6 million customers.

T-Mobile and Sprint officially file merger plans with FCC, claim will ‘leapfrog’ Verizon & AT&T and cut costs for consumers

By Michael Potluck, 9to5Mac, June 19, 2018

Last week news spread that T-Mobile and Sprint could officially file for their planned merger as early as this week. Today, the companies have delivered a public information statement to the FCC that shares why they think the deal will be good for consumers, innovation, and more.

T-Mobile CEO, John Legere shared the news on Twitter along with a new website dedicated to detailing and promoting the merger.

Here are goals of the “New T-Mobile”:

•	Build a world-class nationwide 5G network – leapfrogging Verizon and AT&T. With a nearly $40B investment to combine the complementary spectrum, sites, and assets of T-Mobile and Sprint, New T-Mobile will deliver a robust, nationwide world-class 5G network and services more quickly than either company on a standalone basis.

•	Ensure American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the other guys will have to compete… and all consumers will win – to the tune of up to a 55% decrease in price per GB and as much as a 120% increase in cellular data supply, according to third-party analysis in the PIS.

•	Allow Millions of Americans to “cut the cord”. New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans accelerating the trend of cord cutting as consumers use mobile as their only access to the internet.

•	Bring Rural Americans Better Service. We’ll bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity. And we’ll offer Un-carrier service at 600 or more new stores and up to five call centers located to serve rural areas and small towns.

•	New Choices for Video and Enterprise Customers. New T-Mobile will have the scale, spectrum, and financial strength to disrupt the enterprise segment while also bringing products and services that will bring much-needed competition, innovation, and consumer choice to these areas

•	Create Thousands of Additional American Jobs. The merger will create more jobs at New T-Mobile from day one and going forward than T-Mobile and Sprint would have on their own.

You can read the official FCC filing here, and learn more about the carriers’ plans on its new website here.

What are your thoughts on this merger? Do you think the two companies can deliver on its goals if the deal goes through? Let us know in the comments below!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.